SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___  Form 40-F  ✓_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __  No  ✓__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated January 30, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI Reports Revenue of $904 Million in Q1 Fiscal 2007

Q1 2007 Highlights
•	Revenue up 7% and net earnings up 10.5% sequentially;
•	Earnings per share, before impact of restructuring costs: 18 cents, up 12% sequentially and 34% compared with Q1 of 2006;
•	Earnings per share of 13 cents, up 13% sequentially and flat year-over-year;
•	Cash provided by operations of $166.4 million, up $112.0 million sequentially and $102.8 million year-over-year.

Note: The following press release, as well as our Q1 2007 MD&A, financial statements and accompanying notes may be found at www.cgi.com and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montreal, January 30, 2007 - CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2007 first quarter revenue of $904.0 million. This is 1% higher than the first quarter of fiscal 2006 and 7% higher than the previous quarter.

In the first quarter of fiscal 2007, net earnings margin before the final charges related to the previously announced restructuring program was 6.5% representing $58.4 million. This compares to net earnings margin of 6.3% or net earnings of $56.9 million in Q1 of fiscal 2006. Sequentially, and before restructuring costs, this compares to a net earnings margin of 6.3% or net earnings of $53.1 million in Q4 of fiscal 2006.

On an earnings per share basis, before restructuring costs, the Company earned 18 cents compared with 13 cents in Q1 of fiscal 2006 and 16 cents in Q4 of 2006.

During the quarter, the Company completed its previously announced restructuring program, booking $23.0 million in pre-tax charges, bringing the total cost of the program to $90.3 million, in line with the original estimate.

Net earnings, including the $14.7 million in after tax restructuring costs, were $43.7 million in the first quarter of 2007. This compares with net earnings of $56.9 million for the same period last year and $39.5 million in the fourth quarter of 2006.

On an earnings per share basis, the Company earned 13 cents in Q1 2007 compared with 13 cents in Q1 2006 and 12 cents in Q4 2006.

During the first quarter, the Company generated cash from operations of $166.4 million, compared with $63.6 million in the first quarter of 2006 and $54.4 million in Q4 2006.

The Company repurchased 1.9 million shares for cancellation during the first quarter of fiscal 2007, reducing the number of outstanding shares to 329.0 million by the end of December 2006. This is a reduction of 24% from the same period last year.

CGI Reports Q1 2007 Results
January 30, 2007

In addition, the Company repaid $92.2 million in debt during the quarter, bringing long-term debt to $720.5 million at the end of Q1. Including cash and cash equivalents on hand of $146.6 million at the end of the quarter, the Company’s net debt was $582 million representing a net debt to capitalization ratio of 22.6% down from 27.2% at the end of September 2006.

“CGI continues to have the financial capability to fully execute its build and buy strategy, to buy back shares and reduce debt in order to maximize shareholder value,” commented President and Chief Executive Officer, Michael E. Roach.

In $ millions except margin and share data amounts
	Q1-2007	Q4-2006	Q1-2006
Revenue	$904.0	$845.8	$898.5
Net earnings before restructuring costs	$58.4	$53.1	$56.9
Margin	6.5%	6.3%	6.3%
Basic and diluted earnings per share before restructuring costs related to specific items	$0.18	$0.16	$0.13
Restructuring costs related to specific items	$23.0	$20.9	-
Net earnings	$43.7	$39.5	$56.9
Margin	4.8%	4.7%	6.3%
Basic and diluted earnings per share	$0.13	$0.12	$0.13
Weighted average number of outstanding shares	330,451,267	336,941,173	430,487,345
Number of shares outstanding at end of period	329,030,218	330,787,944	430,615,388
Total long-term debt	$720.5	$805.6	$237.4
Interest on long-term debt	$12.5	$13.4	$4.6
Net debt to capitalization	22.6%	27.2%	0%
Days of sales outstanding (DSO)	44	52	50
Order backlog	$12,555	$12,722	$12,901

Note: All dollar figures are in Canadian dollars, unless otherwise specified.

“With the restructuring program now complete, I am pleased to report growth in both revenue and net income,” added Roach. “As a result of our focus on business development, specifically our full offering strategy, we have been able to generate new revenue, bringing us back over $900 million and delivering net margins among the best in our peer group. In addition, I am pleased with the continuing ability of the operations to generate strong cash flow which enabled us to invest over $100 million in debt reduction and in buying back our own stock in the quarter. The fundamentals of CGI are strong and we remain confident in our ability to profitably grow our business and, in the process, create additional value for our shareholders.”

Bookings
During the quarter, the Company booked $769 million in new contract wins, an improvement of $307 million or 66.5% from Q4 of 2006, bringing the total value of its backlog to $12.6 billion.

Normal Course Issuer Bid
This morning, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Company has received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid.

CGI Reports Q1 2007 Results
January 30, 2007

The Issuer Bid enables CGI to purchase on the open market through the facilities of the Toronto Stock Exchange up to 29,091,304 Class A subordinate voting shares for cancellation. At the close of business on January 26, 2007, there were 295,034,164 Class A subordinate voting shares of the Company outstanding of which approximately 98.6% were widely held. The Class A subordinate voting shares may be purchased under the Issuer Bid commencing February 3, 2007 and ending no later than February 2, 2008, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

Quarterly Conference Call
CGI’s Executive Team will host a conference call to discuss results at 9:30 am Eastern time this morning. Participants may access the call by dialing (866) 542-4236 or on the web at www.cgi.com. Supporting slides for the call will also be available. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Annual General Meeting of Shareholders
This morning at 11:00 am, the Company will hold its Annual General Meeting of shareholders at the Omni Mont-Royal Hotel, Salon Les Saisons, 1050 Sherbrooke Street West, Montreal. The meeting, presided over by Serge Godin, Founder and Executive Chairman will be broadcast live via www.cgi.com. Michael E. Roach, President and Chief Executive Officer will also address the meeting and a question and answer session will follow.

Note to the media: A press conference will be held immediately following the Annual General Meeting, at approximately 12:15 pm.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate stands at $3.6 billion (US$3.1 billion) and at December 31st, 2006, CGI's order backlog was $12.6 billion (US$10.9 billion). CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of the

CGI Reports Q1 2007 Results
January 30, 2007

Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information.

These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. Except to the extent required by law, CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Investors
Lorne Gorber
Vice-President, Global Communications and
Investor Relations
(514) 841-3355
lorne.gorber@cgi.com

Media
Philippe Beauregard
Director, Corporate Communications and
Public Affairs
(514) 841-3218
philippe.beauregard@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)
Date: January 30, 2007	By /s/ David G. Masse Name: David G. Masse Title: Assistant Corporate Secretary